GLOBAL ENVIRONMENTAL ENERGY CORP.
                        P.O. BOX CB-13277
                  CABLE BEACH, NASSAU, BAHAMAS

VIA EDGAR

May 2, 2007

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

Re:  Global Environmental Energy Corp. (Bahamas)
     Form 20-F for Fiscal Year Ended May 31, 2006
     Filed December 13, 2006
     File No. 0-32861

Ladies and Gentlemen:

We are in receipt of your letter dated April 19, 2007, wherein you advised that your office has reviewed the above captioned filing. We welcome and appreciate the fact that the purpose of your review process is to assist Global in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing.

We understand that on April 30, 2007 Ms Regina Balderas, of your office spoke to our counsel, David M. Kaye, Esq. of Danzig Kaye Cooper Fiore & Kay, LLP. Further to such telephone conversation, please be advised that we intend to file our responses to your April 19 letter by May 24, 2007.

We appreciate your cooperation and attention to this matter and look forward to working with you in these respects. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned or to the attention of David M. Kaye, Esq. of Danzig Kaye Cooper Fiore & Kay, LLP at 973-443-0600 or by fax at 973-443-0609.

Sincerely yours,

GLOBAL ENVIRONMENTAL ENERGY CORP.


/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer


cc:  David M. Kaye, Esq.